

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

Via E-mail
Stephen L. Moreno
Chief Executive Officer
SKM Media Corp.
6001 Broken Sound Parkway NW
Suite 510
Boca Raton, FL 33484

      Re: SKM Media Corp.
            Amendment No. 3 to Registration Statement on Form S-1
            Filed January 31, 2012
            File No. 333-177329

Dear Mr. Moreno:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 40

1. We note that Mr. Minsky earned $48,125 in salary in 2010, but only $2,198 in 2011. Please explain the decrease in salary from 2010 to 2011. According to Mr. Minsky's biography on page 36, he has served as Chief Operating Officer of SKM Media Group since December 2008 and as Treasurer and a director of SKM Media Corp. since September 2011. Please confirm that you have included in Mr. Minsky's compensation all plan and non-plan compensation awarded to, earned by, or paid to him for all services rendered in all capacities to the SKM Media Corp. and its subsidiaries.

Financial Statements

Balance Sheet, page F-14

2. Please provide a pro forma caption for the appropriate balance sheet. Additionally, in your pro forma presentation, please reclassify the accumulated deficit balance into paid-in capital.

Revenue Recognition, pages F-8, F-18

3. We note your responses to comments 1 and 4 from our letter dated January 25, 2012. Considering that the vendor performs a substantial part of direct mail efforts and retains most of the fee advanced by the customer, tell us your basis for concluding that you are the primary obligor in the arrangement and for presenting revenues gross versus net. Include in your response how you considered paragraphs 4-18 of ASC 605-45-45. In order that we may better understand your response, please cite pertinent provisions of your customer and vendor agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel,
Assistant Director

cc: Via E-mail
        Stephen Fleming, Esq.